Form 51–102F3
MATERIAL CHANGE REPORT

PART 1          GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2           CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

May 10, 2005

Item 3.	News Release News Release dated May 10, 2005 was disseminated via Stockwatch and filed on SEDAR on May 10, 2005.

Item 4.

Summary of Material Change

Evolving Gold Corp. (“Evolving”) announced that it has entered into an option and royalty agreement with Geocore Exploration Inc. (“Geocore”) under which Evolving has been granted the option to acquire an 80% interest in Geocore’s Voisey’s Bay area property (the “Property”) located in Labrador.

Item 5.

Full Description of Material Change

Evolving has entered into an option and royalty agreement with Geocore Exploration Inc. (“Geocore”) under which Evolving has been granted the option to acquire an 80% interest in Geocore’s Voisey’s Bay area property (the “Property”) located in Labrador. The option comprises of two parts: (1) the option to acquire a 60% interest in the Property; and (2) the option to acquire a further 20% interest, for a total of 80% interest in the Property. The first option is exercisable by Evolving upon paying Geocore $35,000 on signing the option and royalty agreement, incurring $200,000 of exploration expenses by October 31, 2006 and $500,000 of cumulative exploration expenses by October 31, 2007. The second option is exercisable by Evolving incurring $1 Million of cumulative exploration expenses by October 31, 2008.

The Property adjoins the west side of the Voisey’s Bay Nickel Company Limited (formerly Inco Limited) property that was purchased from Diamond Fields Resources Inc. and lies between 13.5 and 20 kilometers west of the main Voisey’s Bay discovery. The Property is contiguousand covers an area of approximately 4,800 hectares. The Voisey’s Bay discovery is a resource of massive sulphide mineralization which has an inferred resource in the range of 141 million tones, with grades of approximately 1.6% nickel, 2.0% copper, and 0.12% cobalt (Newfoundland Government Website, 2002). The Property is in part underlain by layered anorthosite of the Nain Plutonic Suite and has been intruded by NW-trending troctolite dykes. Rocks of troctolite composition (the Reid Brook Troctolite Intrusion) are host to the Ni-Cu-Co mineralization on the adjacent Voisey’s Bay property.

Between 1995 and 1997 work programs totaling in excess of $1,000,000 were conducted on the Property by Polymet Mining Corp. (formerly Fleck Resources Ltd.), Pacific Golden Spike Resources Ltd., and Geocore (formerly Anvil Resources Ltd.). This work included airphoto and satellite imagery studies, geological mapping, prospecting, geochemical soil and rock surveys, geophysical surveys consisting of ground magnetometer, VLF-EM, Horizontal Loop EM and airborne Dighem V EM surveys, and shallow diamond drilling.

During 1996, a total of 1,347 meters of diamond drilling were completed in shallow holes. The highest assay interval was from hole VW-1 which assayed, between 78 and 81.5 feet depth, 1844 ppm copper, 4693 ppm nickel, and 323 ppm cobalt. Management of Evolving believes that significant potential for the discovery of Voisey’s Bay style of mineralization exists on the Property. This includes:

                         • The presence of compositionally-layered anorthosite and troctolite which underlies significant parts of the Property;

                         • Untested, coincident magnetic and VLF-EM anomalies and other geophysical targets;

                         • Highly-anomalous copper-nickel-cobalt geochemistry in hole VW-1.

Evolving is currently compiling all existing data in preparation for a field program which will include additional geochemical and geophysical surveys (including deep-probing Horizontal Loop EM), geological mapping, and drilling.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick
President